Exhibit 4

Exhibit II — Proposal for the Transaction

Rio de Janeiro, May 11, 2017.

To

Vale S.A.

Att: Mr. Murilo Pinto de Oliveira Ferreira

CEO

Mr. Luciano Siani Pires

Chief Financial Officer and Investors Relations Officer

C.c: Sr. Gueitiro Matsuo Genso

Chairman of the Board of Directors

Subject: Proposal for Vale S.A.’s Corporate Restructuring

Dear Sirs,

Valepar S.A. (“Valepar”), under the terms of item 18.1 of the shareholders’ agreement entered into on 2/19/2017 among its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, collectively referred to as “Shareholders” (“Valepar’s Shareholders’ Agreement”), hereby submits to Vale S.A. (“Vale” or “Company”), at the Shareholder’s request, its Shareholders’ proposal for restructuring the Company’s corporate governance.

The purpose of the proposed restructuring is to transform Vale into a company without defined control and enable the Company to be listed on the “Novo Mercado” special listing segment of the BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros stock exchange (“Proposal”). The Proposal is binding to the Shareholders, in accordance with the terms of the Valepar Shareholders’ Agreement, and is comprised of a series of inseparable and interdependent events in which the effectiveness of each is conditional on the successful implementation of the rest.

In the event the transaction is approved as proposed, the Shareholders, on the same date the merger of Valepar into Vale is approved during Valepar’s Extraordinary Shareholders’ Meeting, shall execute the Vale’s Shareholders’ Agreement under the terms of Exhibit II of Valepar’s Shareholders’ Agreement, considering a period of only three (3) years, in order to stabilize and adapt the Company’s corporate governance during the transition period to its new corporate structure. The Shareholders will bind to Vale’s Shareholders’ Agreement common shares that represent only 20% (twenty percent) of Vale’s total outstanding common shares existing at any moment after the voluntary conversion.

In order to implement the Proposal, it must be approved and sent to the Company’s corporate bodies. Thus, in compliance with the provisions set forth in Section 18 of Valepar’s Shareholders’ Agreement, Valepar requests that a meeting of Vale’s Board of Directors be immediately called in order to vote on the Proposal and its implementation. Valepar also requests that the Board of Directors call for an Extraordinary Shareholders’ Meeting of the Company to vote on the matters of the Proposal, as follows.

1.              Amendment of Vale’s By-Laws

Essentially, these alterations and amendments to Vale’s By-Laws aim to adapt them, as much as possible, to the “Novo Mercado” listing segment rules until it is possible to effectively list the Company in this special segment. Some other amendments are necessary due to the modifications in the proposed corporate structure. All proposed amendments are set forth in the draft attached as Exhibit I to Valepar’s Shareholders’ Agreement.

1.1.                            Modifications are the following:

(1) Article 5 — Article 5 of the By-Laws will be altered to show (i) the merger of Valepar into Vale, and (ii) the voluntary conversion of Vale’s Class A preferred shares into common shares, where applicable.

(2) Article 6 — Adjusts the head paragraph and §§ 2 and 3 of the article about authorized capital in line with the proposition that the Company only issue common shares:

“Article 6 — The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its By-laws, through the issue of common shares.”

§ 2-                          At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -                       Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

(3) Article 11 and §5 — Increases the number of members in the Board of Directors to facilitate increased shareholder participation.

“Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.”

“§5 - From among the 12 (twelve) principal members of the Board of Directors and their respective alternates, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.”

(4) Article 11, §§ 11, 12 and 13 (re-numbered to §§ 12, 13 and 14 due the inclusion of § 6, as shown below) — includes the reference to common shares to clarify the rules set forth without changing their meaning.

“§12 -           If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

“§13 -           With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

“§14 -            Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.”

1.2.                            The additions to the Bylaws are the following:

(5) Article 11, §6, with re-numbering of the remaining paragraphs — establishes a required minimum percentage of independent members on the Board of Directors.

“§ 6º -    At least 20% of the elected principal members of the Board of Directors (and their respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number.”

(6) Art. 14, XXXIV — allows the Board of Directors to express its views on tender offers:

“XXXIV.      expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed within fifteen (15) days of the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (iv) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM).”

(7) Article 47, 48 e 49 — determines that the sale of control of the Company requires a tender offer to purchase common shares (oferta pública de acquisição - “OPA”) to be held.

“Article 47 — The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.”

“Article 48 — The tender offer mentioned in the previous article shall also be required:”

I.                when there is an remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or

II.            in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.

“Article 49 — Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:

I.                                         make the tender offer referred to in Article 47 above; and

II.                                     pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations.”

(8) Article 50 — Provides definitions of terms used in the By-Laws:

“Art. 50 - For the purposes of these By-laws, the following capitalized terms will have the following meanings:

“Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly.

“Control” (as well as its related terms, “Controlling Company”, “Controlled,” or “under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital.

“Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company.

“Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company.

“Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock.

“Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction).

“Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares.

“Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company.

“Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares.

“Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company.”

(9) Article 51 — Establishes hypotheses for and regulates the holding of the OPA set forth in the By-Laws.

“Article 51 - Any person, shareholder or Group of Shareholders who acquires or becomes, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article.

§1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:

(i)             the Economic Value determined in an appraisal report;

(ii)         120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii)     120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation.

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 51.

§6 - The obligations set forth in Article 254A of Law No. 6,404/76 and in Articles 47, 48 and 49 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§7 - The provisions set forth in this Article 51 shall not apply to any of the following events, provided that such inapplicability is valid only during the effectiveness of an Agreement, as defined below:

(i)             to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company, on [insert date of the Extraordinary General Meeting of Vale that approves the proposal] (“Base Date”), and which, on or prior to the Base Date, were holders of at least 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(ii)         to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii)     to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.

§8 - The provisions of this Article 51 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.”

(10) Article 52 — Establishes procedures and sanctions for breach of the obligation to hold a tender offer in the cases provided for in the By-Laws.

“Article 52 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i)                the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii)            in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

(11) Article 53 — Minimum share price in the event a tender offer is held to cancel registration as a publicly held company.

“Article 53  In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 54, in due compliance with the applicable legal rules and regulations.”

(12) Article 54 — Competent institution to prepare an appraisal report for setting the minimum price in the scope of the tender offers in the cases provided for in the By-Laws.

“Article 54 - The appraisal report referred to in Articles 51 and 53 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decisionmaking power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

§1 - The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares.

§2 - The costs for preparation of the appraisal report shall be fully borne by the offeror.”

(13) Article 55 — Prevents the Company from registering the transfer of shares that do not comply with the By-Laws.

“Article 55 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51.”

(14) Article 56 — Prevents the Company from registering a shareholders’ agreement addressing control in disagreement with the By-Laws.

“Article 56 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51.”

(15) Article 57 — Ability of the General Meeting to decide cases not covered in the By-Laws.

“Article 57 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76.”

(16) Article 58 — Establishes arbitration clause for conflict resolution.

“Article 58 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general.”

2.              Merger of Valepar into Vale

In order to transform the Company into a company without defined control, the Shareholders propose to simplify the shareholding structure by merging Valepar into Vale, with a replacement ratio that contemplates an increase in the number of shares held by Valepar shareholders by 10% (ten percent) in relation to Valepar’s current shareholding position in Vale. This transaction should represent a dilution of approximately 3% (three percent) of the participation of the other Vale shareholders in its capital stock.

Thus, Valepar’s shareholders will receive 1.2065 common shares issued by Vale for each Valepar share they own. As a consequence, 173,543,667 (one hundred seventy-three million, five hundred and forty-three thousand, six hundred and sixty-seven) new common shares will be issued by Vale, all of which are registered and without par value, in favor of Valepar’s shareholders, such that Valepar’s shareholders will hold a total of 1,908,980,340 (one billion, nine hundred and eight million, nine hundred and eighty thousand, three hundred and forty) common shares issued by Vale after the merger with Valepar.

In the calculation of the replacement ratio of Valepar’s shares, as part of its merger into Vale, the goodwill balance of R$ 3,073 million recorded in Valepar’s financial statements should be excluded, so that the possible future use of this tax benefit by Vale is not capitalized in favor of Valepar’s current shareholders, but, rather, in favor of all of Vale’s shareholders.

In addition, at the time of the merger, Valepar will have sufficient cash and cash equivalents, judicial deposits and tax credits to fully offset its Balance Sheet liabilities.

The Shareholders agree not to sell, in any form, directly or indirectly, the Vale shares that they come to own as a result of the transaction for a period of six (6) months, beginning on the date of approval of the merger of Valepar into Vale at the Extraordinary Shareholders’ Meeting of Valepar (“Lock-Up”). The following are excluded from the Lock-Up: (i) transfers permitted under the Vale Shareholders’ Agreement, and (ii) the sale of unrelated shares that the Shareholders held prior to the transaction.

Pursuant to Law 6,404/76, the Company must hire a specialized company to appraise Valepar’s and Vale’s assets, for the purpose both of the merger and of complying with the provisions of art. 264, and the hiring of said company shall be evaluated and ratified at the Extraordinary Shareholders’ Meeting that is called to vote on the Proposal, as well as the Appraisal Report.

The Board of Directors shall ratify and submit to the Extraordinary Shareholders’ Meeting, which is convened to vote on the Proposal, the Filing and Justification of the merger agreed upon by the Board of Executive Officers of Vale and Valepar.

3.              Voluntary conversion of Vale’s class “A” preferred shares into common shares

The current rules of the “Novo Mercado” do not allow the Company to be listed in this special segment of the BM&FBOVESPA while the class “A” preferred shares remain outstanding.

For such, the Shareholders propose the conversion of Vale’s class “A” preferred shares into common shares. The proposal is a voluntary conversion in which, from the outset, the holders of Vale’s class “A” preferred shares will be able to freely decide the path they wish to follow.

The proposal is for a conversion in the ratio of 0.9342 common shares per class “A” preferred share and at least 54.09% (fifty-four point zero nine percent) of class “A” preferred shares must join the conversion within 45 (forty-five) days of the resolution of Vale’s Extraordinary Shareholders’ Meeting approving the Proposal.

The conversion ratio was defined based on the closing price of Vale’s common and preferred shares, based on the average of the last 30 (thirty) trading sessions conducted on the BM&FBOVESPA prior to and including February 17, 2017, weighted by the volume of shares traded in said sessions.

The conversion of at least 54.09% (fifty-four point zero nine per cent) of class “A” preferred shares will mean the Shareholders’ equity interest is less than 50% (fifty percent) of Vale’s common stock.

In the resolutions on the voluntary conversion of class “A” preferred shares into common shares of Vale and on the merger of Valepar under the proposed terms, Valepar and the Shareholders will not exercise their voting rights.

Holders of American Depositary Shares representing Vale’s class “A” preferred shares (Preferred ADSs) may join the voluntary conversion, in which case they will receive American Depositary Shares representing Vale’s common shares (common ADSs) under the same conditions offered to holders of class “A” preferred shares.

Class “A” preferred shares and preferred ADSs that do not join the voluntary conversion mentioned above shall not have their rights affected while remaining outstanding.

The Shareholders agree to take all measures necessary for the effective listing of Vale in BM&FBOVESPA’s “Novo Mercado,” as soon as possible, provided that there is no material risk of exercising the right to exit by any shareholder holding Vale’s class “A” preferred shares, according to the ratio of the market price of the shares and their equity value.

Valepar and the Shareholders make themselves available to Vale’s management bodies for any clarifications that may be necessary.

Sincerely,

VALEPAR S.A.